Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated April 23, 2021
Registration No. 333-239638

CONVERSUS
a stepstone company

# CONVERSUS STEPSTONE PRIVATE MARKETS FUND
## Q1 2021 FUND COMMENTARY AND ACTIVITY

We are pleased to report the Conversus StepStone Private Markets fund ("CPRIM®" or the "Fund") generated NAV growth of 30.9% in its first six months of operations, including 4.8% in Q1 2021. The Fund's NAV has increased in every month since inception.[1]

In Q1, CPRIM continued its investment strategy focused on attractive private equity secondary purchases and direct co-investments while broadening its portfolio with its first real assets investment. During the quarter, CPRIM deployed $24 million in seven transactions comprised of five secondaries, one private equity co-investment and one real assets co-investment.

CPRIM has now assembled a portfolio of 34 funds and three direct co-investments managed by 30 fund sponsors. Secondaries represent 82% of the portfolio, and co-investments constitute 18%. The portfolio includes over 270 underlying companies, broadly diversified by industry, size, vintage and geography. Given the current market environment, CPRIM is focused on sectors that we believe are more durable and potentially COVID resilient industries, such as Information Technology, Healthcare and Financial Services. From a geographic perspective, North America constitutes approximately 82% of the portfolio, with 16% in Europe and 2% in the rest of the world.[2] CPRIM has exposure to investment vintage years spanning over 10 years.

During Q1, we believe CPRIM benefited from a combination of factors:

- Continued ability to take advantage of the dislocation and uncertainty surrounding COVID to purchase funds managed by historically top tier managers at meaningful discounts to current NAV.
- Strong performance by portfolio companies driving valuation increases since the initial investment.
- Numerous liquidity events within the portfolio, including initial public offerings, company sales and recapitalizations.

1. Performance represents the change in net asset value (NAV) for the I shares. For more details, see the Fact Card posted on the Conversus website.
2. Stated as a percentage of CPRIM's private market investments at the private assets fund level as reported by the relevant fund manager.

PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. ACTUAL PERFORMANCE MAY VARY. Please refer to important risks and disclosures on the next page as well as www.conversus.com for more information.

Q1 2021

Attractive Features RISKS / DISCLOSURES PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. ACTUAL PERFORMANCE MAY VARY. Before investing you should carefully consider the Fund’s investment objectives, risks, charges and expenses. This and other information is in the prospectus, a copy of which may be obtained from Conversus StepStone Private Markets (“CPRIM” or the “Fund”) at 704.215.4300. An investor should read the prospectus carefully before investing (link to prospectus). Investors should also review the material available on www.conversus.com with respect to Conversus StepStone Private Markets. Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission and is effective under the Securities Act of 1933. This communication shall not constitute an offer to buy or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such state. Foreside Fund Services, LLC, a FINRA-registered broker-dealer, acts as Distributor. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. An investment in the Fund involves material risks. Investing in the shares may be considered speculative and involves a high degree of risk, including the risk of the loss of your investment. The Shares are illiquid and appropriate only as a long-term investment. The Fund’s performance depends upon the performance of the underlying investment managers and the selected private market assets. Underlying investments involve a high degree of business and financial risk that can result in substantial losses. The securities in which an investment manager may invest may be among the most junior in a portfolio company’s capital structure and, thus, subject to the greatest risk of loss. An investment manager’s investments, depending upon strategy, may be in companies or other assets whose capital structures are highly leveraged. The Fund will allocate a portion of its assets to multiple investment funds, and shareholders will bear two layers of fees and expenses: management fees and administrative expenses at the Fund level, and asset-based management fees, carried interests, incentive allocations or fees and expenses at the Investment Fund level. Shareholders will have no right to receive information about the investment funds or investment managers, and they will have no recourse against investment funds or their investment managers. The Fund intends to qualify as a regulated investment company under the Internal Revenue Code of 1986 but may be subject to substantial tax liabilities if it fails to so qualify. A significant portion of the Fund’s investments will likely be priced by investment funds in the absence of a readily available market and may be priced based on determinations of fair value, which may prove to be inaccurate. The shares are an illiquid investment. There is no market exchange available for shares of the Fund thereby making them difficult to liquidate. Possible utilization of leverage, as limited by the requirements of the 1940 Act, may increase the Fund’s volatility. Accordingly, the Fund should be considered a speculative investment that entails substantial risks, and a prospective investor should invest in the Fund only if it can sustain a complete loss of its investment. A discussion of the risks associated with an investment in the Fund can be found under “Types of Investments and Related Risks” and “Other Risks” in the Fund’s Prospectus. Risks Associated with Investments. Identifying attractive investment opportunities and the right underlying fund managers is difficult and involves a high degree of uncertainty. There is no assurance that the investments will be profitable and there is a substantial risk that losses and expenses will exceed income and gains.